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04003426

SEC ... COMMISSION

...49

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SEC FILE NUMBER
8- 41788

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Philadelphia Brokerage Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

992 Old Eagle School Road - Suite 915
(No. and Street)

Wayne (City) Pennsylvania (State) 19087 (Zip Code)

RECEIVED FEB 26 2004 181

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean M. McDermott 610-975 9990
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC
(Name — *if individual, state last, first, middle name*)

1601 Walnut Street - Suite 815 (Address) Philadelphia (City) PA (State) 19102 (Zip Code)

RECEIVED FEB 27 2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sean M. McDermott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Philadelphia Brokerage Corp., as of December 31, XX 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Notarial Seal
Florence M. Jeffery, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires Apr. 19, 2004

Signature

Partner/Principal
Title

Notary Public

This report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PHILADELPHIA BROKERAGE CORPORATION

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

AS OF DECEMBER 31, 2003

PHILADELPHIA BROKERAGE CORPORATION
DECEMBER 31, 2003

CONTENTS

ROMEO & CHIAVERELLI LLC
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Philadelphia Brokerage Corporation

We have audited the accompanying statement of financial condition of Philadelphia Brokerage Corporation as of December 31, 2003 and the related statement of income and expense, change in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Philadelphia Brokerage Corporation as of December 31, 2003, and the results of its' operations, cash flows and changes in stockholders' equity for the year then ended in conformity with accounting principals generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of computation of net capital for the year ended December 31, 2003 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2003 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Romeo & Chiaverelli, LLC
Certified Public Accountants
February 24, 2004

PHILADELPHIA BROKERAGE CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$ 1,070,984
Receivable from brokers, dealers and clearing organization	91,591
Securities Owned :	
Marketable, at market value	943
Not readily marketable, at estimated fair value	948,334
Clearing Deposit Cash	150,000
Security Deposits	8,934
Prepaid Expenses	448
Furniture, Fixtures and Office Equipment (at cost)	110,239
Less Accumulated Depreciation	(96,800)
TOTAL ASSETS	$2,284,673

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Commissions payable	$ 819,816
Accrued expenses	27,000
TOTAL LIABILITIES	846,816
Stockholders' Equity	
Common stock – Authorized 100 shares at no Par value, 100 shares issued and outstanding	7,500
Additional paid-in capital	333,180
Retained earnings	1,097,177
Total Stockholders' Equity	1,437,857
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,284,673

The accompanying notes are an integral part of these financial statements

PHIADELPHIA BROKERAGE CORPORATION
STATEMENT OF INCOME AND EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:	
Commissions	$ 2,056,147
Principal transactions	370,552
Investment banking	4,492,099
Interest and dividends	206,280
Other income	28,096
Total revenue	$ 7,153,174
Expenses:	
Employees' compensation and benefits	$ 3,916,561
Communications	20,828
Occupancy and equipment rental	106,667
Depreciation	5,833
Interest	1,193
Other operating expenses	1,364,812
Total expenses	5,415,894
NET INCOME	$ 1,737,280

The accompanying notes are an integral part of these financial statements.

PHILADELPHIA BROKERAGE CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:	
Net Income	$1,737,280
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	5,833
(Increase) decrease in operating assets and liabilities:	
Receivable from clearing broker	(11,419)
Securities owned at market value	(899,672)
Prepaid expenses	(448)
Security deposits	5,994
Receivable from customers and employees	664,224
Clearing Deposit cash	(45,000)
Commission payable	728,619
Accounts payable, accrued expenses and other liabilities	(711,686)
Total adjustments	(263,555)
Net cash used in operating activities	1,473,725
Cash flows from investing activities:	
Purchase of property and equipment	(1,453)
Net cash used in investing activities	(1,453)
Cash flows from financing activities:	
Capital contribution	301,614
Cash payment of dividends	(765,000)
Net cash provided by (used in) financing activities	(463,386)
Net increase in cash	1,008,886
Cash at beginning of year	62,098
Cash at end of year	$1,070,984
Supplemental Cash Flows Disclosure:	
Interest paid	$ 1,193

The accompanying notes are an integral part of these financial statements.

PHILADELPHIA BROKERAGE CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance – Beginning of Year	$ 7,500	$ 31,566	$ 124,897	$163,963
Net Income	-	-	1,737,280	1,737,280
Capital contribution	-	301,614	-	301,614
Dividends	-	-	(765,000)	(765,000)
Balance – End of Year	$ 7,500	$ 333,180	$1,097,177	$1,437,857

The accompanying notes are an integral part of these financial statements.

PHILADELPHIA BROKERAGE CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

(a) Organization and Nature of Business:

Philadelphia Brokerage Corporation, (the "Company"), is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company uses a clearing broker-dealer for all customer transactions.

(b) Basis Presentation:

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

(c) Use of Estimates:

The presentation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(d) Securities:

All proprietary securities and option transactions, and the applicable profits and losses arising from these transactions are reported on a trade date basis. Marketable securities are stated at market ("marked to market") value, and securities not readily marketable are stated at fair values determined by management. The resulting unrealized gain or loss is included in operations.

The Company acts as an introducing broker and forwards all transactions for its customers to another NASD member firm on a fully disclosed basis. Commission income and expenses, and related clearing expenses on customer transactions are reported on a trade date basis.

(e) Furniture and Equipment :

Furniture and equipment are stated at cost. Depreciation is provided using either straight-line or double declining balance methods over the estimated useful lives of related assets, ranging between 3 and 7 years.

NOTE 2 – FURNITURE AND EQUIPMENT

Furniture and equipment consisted of the following:

	December 31, 2003
Equipment	$ 66,481
Furniture and fixtures	43,758
	110,239
Less: Accumulated depreciation	96,800
	$ 13,439

NOTE 3 – CORPORATE INCOME TAXES

The Company has elected with the consent of the shareholders to be taxes as an "s" Corporation under Internal Revenue Code Section 1362 and code section for the state. An "s" Corporation does not generally pay income taxes but, instead, the shareholders are taxed on the Company's income. Therefore, the statements do not include any provision for corporate income taxes.

NOTE 4 – OWNED: NOT READILY MARKETABLE

In 2003, the Company received as compensation various restricted securities that it holds in a separate account with its Clearing Firm in the amount of $948,334. These restricted securities are valued at an estimated fair value.

NOTE 5 – LEASE OBLIATIONS

The Company has entered into a lease for an office that expires on November 30, 2005 monthly rent is $7,464. Future minimum lease payments are as follows:

December 31,	
2004	$ 89,568
2005	82,104
	$ 171,672

Lease expense was $106,666 in 2003

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had total net capital of $466,683 which exceeded its minimum net capital requirement of $56,454 by $410,229. In addition, its ratio of aggregate indebtedness to net capital was 1.81 to 1 at December 31, 2003.

NOTE 7 – CONCENTRATIONS OF CREDIT RISK AND OTHER MATTERS

The Company keeps its cash with high credit quality financial institutions. The account balances often exceed the FDIC insurance limit.

The Company clears its introduced transactions through another broker-dealer, which is highly capitalized, and a member of all major securities exchanges. Nonperformance by its clearing broker in fulfilling its contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

PHILADELPHIA BROKERAGE CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2003

Philadelphia Brokerage Corporation claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. The clearing broker is National Financial Services LLC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

Philadelphia Brokerage Corporation claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

PHILADELPHIA BROKERAGE CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE COMMISSION
DECEMBER 31, 2003

NET CAPITAL

Total Stockholders' equity qualified for Net Capital	$1,437,857
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	0
Total capital and allowable subordinated liabilities	$1,437,857
Deductions for non-allowable assets:	
Securities owned, not readily marketable	(948,334)
Prepaid expenses	(448)
Security deposit	(8,934)
Furniture, fixtures and office equipment	(13,439)
Total deductions for non-allowable assets	(971,155)
Net capital before haircuts on securities positions	466,702
Less:	
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)	(19)
Net Capital	$ 466,683

PHILADELPHIA BROKERAGE CORPORATION
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE COMMISSION
DECEMBER 31, 2003

AGGREGATE INDEBTEDNESS

Items included in Statement of Financial Condition

Commissions payable	$ 819,454
Accounts payable and accrued expenses	27,000
Total aggregate indebtedness	$ 846,816

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required or $50,000 if greater	$ 56,454
Excess net capital at 1500%	$ 410,229
Excess net capital at 1000%	$ 382,001
Ratio: aggregate indebtedness to net capital	1.81 to 1

There are no differences between the above calculations and the Company computation in Part IIA of Form X-17a-5.

See independent accountant's report

ROMEO & CHIAVERELLI LLC

Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17Aa-5

To the Board of Directors
Philadelphia Brokerage Corporation

In planning and performing our audit of the financial statements for the year ended December 31, 2003 and supplementary schedules of Philadelphia Brokerage Corporation for the year ended December 31, 2003, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness or aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The Management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two objectives of internal controls and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principals generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of business involving their assigned functions. However, we noted no matters involving internal controls, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of Philadelphia Brokerage Corporation to achieve all the divisions of duties and crosschecks generally included in a system of internal accounting controls, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. (NASD) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Romeo and Chiaverelli, LLC
Certified Public Accountants
February 24, 2004